

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 4, 2008

Mr. Jacek Oscilowicz
Chief Executive Officer
Belltower Entertainment Corp.
401 Wilshire Boulevard
Suite 1065
Santa Monica, CA 90401

>   **Re: Belltower Entertainment Corp.**
>   **Form 10-KSB for Fiscal Year Ended April 30, 2008**
>   **Filed August 13, 2008**
>   **Form 10-Q for Fiscal Quarter Ended July 31, 2008**
>   **Filed September 22, 2008**
>   **File No. 0-52861**

Dear Mr. Oscilowicz:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended April 30, 2008

1.   We show your file number as 0-52861 versus 000-1336747 as shown on the cover page. Please revise.

Item 7. Financial Statements, page 7

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that Schumacher & Associates, Inc. audited your financial statements as of and for the years ended April 30, 2008 and 2007 and that other independent accountants audited your financial statements as of April 30, 2006 and for the cumulative period from August 1, 2003 to April 30, 2006. Please explain to us why the report of Schumacher & Associates, Inc. does not refer to the audit of, and include an opinion on, your statements of operations, stockholders' deficit and cash flows for the year ended April 30, 2007. Please also explain to us why Schumacher & Associates, Inc. makes reference to the reports of other auditors in the opinion paragraph. Please note the requirements of Auditing Standards Codification Sections 508.12 and 543 and Rule 2-05 of Regulation S-X. If appropriate, please file a revised report to address the above matters.

Balance Sheet, page F-3

3.   We note your disclosure in Note 1 that you reset the development stage inception date to October 3, 2007 as a result of the discontinuation of your online jewelry business. Please separately report the accumulated deficit as of the reset date and the deficit accumulated during the development stage. Refer to paragraph 11 of SFAS 7.

Statements of Operations, page F-4

4.   It appears that the results of operations of your online jewelry business for the year ended April 30, 2007 are reported in continuing operations. Since this business was discontinued, please tell us why these results are not presented in discontinued operations. Refer to paragraph 43 of SFAS 144.

5.   Please tell us why the net loss from discontinued operations for the period May 1, 2007 to October 2, 2007 is included in the statement of operations for the period October 3, 2007 (development stage reset date) to April 30, 2008. We note that the net loss from discontinued operations for the period May 1, 2007 to October 2, 2007 is not included in the deficit accumulated during the development stage as shown in the statement of stockholders' deficit on page F-5.

6.   Please tell us how you determined the weighted average number of shares of common stock outstanding for each period presented.

Statements of Cash Flows, page F-6

7.   We note that the net loss for the period October 3, 2007 (development stage reset) to April 30, 2008 differs from the net loss reported in the statements of operations on page F-4. Please advise or revise.

8.   Please show us how to reconcile loans from shareholders for the year ended April 30, 2008 to the change in shareholder loans from related party as reported in the balance sheet on page F-3.

Item 8A. Controls and Procedures, page 20
(a) Evaluation of Disclosure Controls and Procedures, page 20

9.   Please include a statement that the annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting, and that management's report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit you to provide only management's report in the annual report. Refer to Item 308T(a)(4) of Regulation S-B.

(b) Changes in Internal Control Over Financial Reporting, page 21

10.   Please revise to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter, as opposed to the year, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-B.

Signatures, page 27

11.   Please note that Form 10-KSB has two signature blocks. Please include the second signature block as well. Refer to the signature requirements of Form 10-KSB.

Exhibits 31.1 and 31.2

12.   Please revise the certifications to conform exactly to wording prescribed in Item 601(b)(31) of Regulation S-B. In particular, remove the title of the certifying individual at the beginning of the certification, replace "Company" with "small business issuer" throughout and include the parenthetical language omitted from paragraph 4(d).

Form 10-Q for Fiscal Quarter Ended July 31, 2008

13.   Please address the comments above to the extent applicable.

Item 1. Financial Statements, page 2

14.   We note that your condensed consolidated financial statements include the
        accounts of Calico Entertainment Group, Inc. acquired on September 5, 2008.
        Please tell us your basis in GAAP for recording the acquisition prior to the
        acquisition date. Refer to paragraph 48 of SFAS 141. Please also tell us the
        following:

        •   The cost of the acquired entity including the direct costs of the acquisition and
            the amount of the direct costs incurred;
        •   The amount assigned to each asset and liability of the acquired entity and how
            you determined their estimated fair values;
        •   The period for which the results of the acquired entity are included in the
            statements of operations;
        •   Why you believe the acquisition is an acquisition of a business as that term is
            used in paragraph 6 of EITF 98-3;
        •   The amount of goodwill that is expected to be deductible for income tax
            purposes;
        •   How you determined the fair value of the stock issued in the acquisition, the
            basis for the discount and why you believe that your determination of fair
            value complies with paragraphs 22 and 23 of SFAS 141 or paragraph 7 of
            SFAS 123(R) if you determine that the acquisition was more akin to an asset
            purchase; and
        •   The primary reasons for the acquisition, including a description of the facts
            that contributed to a purchase price that result in the recognition of goodwill.

        In addition, it appears that the pro forma financial information included in Form
        8-K filed September 8, 2008 differs significantly from the accounting for the
        acquisition reflected in your quarterly financial statements. In particular, it
        appears that the pro forma financial statements reflect an adjustment to expense
        estimated transaction costs and do not include adjustments to reflect the aggregate
        acquisition cost, goodwill or amortization of intangible assets acquired. Please
        advise in detail and explain to us why the Form 8-K filing should not be amended
        in light of the requirements of SFAS 141 and Article 11 of Regulation S-X.
        Finally, please comply with the disclosure requirements of SFAS 141 in future
        filings.

Condensed Consolidated Statements of Operations (Unaudited), page F-2

15.   It does not appear that the weighted average number of shares outstanding for the
        three months ended July 31, 2007 reflects the stock split and cancellation of
        shares disclosed in Note 6 on page F-9. Please advise or revise.

Note 4 – Intangible Assets, page F-8

16.   Tell us why you believe that a five year useful life and a straight-line amortization
        method are appropriate for your film revenue interest. Please describe the factors
        you considered in each case. Refer to paragraphs 11 and 12 of SFAS 142.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendments and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief